January 22, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Green Earth Technologies, Inc.
Registration Statement on Form 10
Filed December 31, 2009
File No. 0-53797

Dear Ms. Long:

          We submit this response to your letter dated January 13, 2010. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 3 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier a copy of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement as well as a hard copy of this letter.

          Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review, we have incorporated your comments in bold into this response letter.

Item 1, Business, page 5

1.          We note your response to comments 2 and 14 in our letter dated December 10, 2009 and reissue these comments, as we have not yet received the supplemental materials.

The package containing the supplemental materials was delivered to you on January 13, 2010.

Performance Products, page 9

2.          We note the statement in the last paragraph of this section that you believe the termination of the Bio Tec agreement will not impact your business. Please explain in greater detail the basis for this statement in light of the fact that Bio Tec was the exclusive supplier of your performance products and this portion of your business represents approximately 67% of your revenue. We also note the risk factor on page 23 entitled “There are a limited number of suppliers for the bio-base ingredient of our performance products….”

We revised the disclosure in the last paragraph of this section to include information that we are in the process of developing our own formulations of bar and chain oil, 2-cycle engine oil and 4-cycle engine oil. If we can successfully develop our own formulations, our dependence on independent suppliers will be further reduced (see page 10).

Pamela A. Long
Assistant Director
Division of Corporation Finance
January 22, 2010

Regarding the above-referenced risk factor, while it is true that there are a limited number of suppliers for the bio-base ingredient of our performance products, we have, as previously disclosed, identified suppliers other than Bio Tec and are currently working with them to develop test batches of our performance products.

Item 1A. Risk Factors, page 20

We recently received a termination notice…, page 22

3.          Please revise the disclosure under this subheading to remove mitigating language.

We revised the disclosure under the referenced subheading to remove mitigating language (see page 22).

Item 8. Legal Proceedings, page 51

4.          With respect to the litigation involving Mr. Zuckerman, please disclose the name of the court or agency in which the proceedings are pending. Refer to Item 103 of Regulation S-K.

We revised the first sentence of the first paragraph in Item 8 to reflect that the summons and complaint was filed in the Superior Court of California, County of Los Angeles (see page 51).

5.          Please describe in greater detail the factual basis for the matters involved in the Commission’s subpoena.

We do not know any information other than what we have already disclosed in our Amendment No. 2 to Form 10. The Commission’s subpoena contained only a request for documents and did not disclose any of the matters involved. We are therefore unsure of the factual basis for whatever matters may be involved and do not wish to speculate or disclose any information in a publicly filed document that could prejudice our interests in the Commission’s investigation or our pending litigation with Mathew Zuckerman.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-15
Intangible Assets, page F-15

6.          We have read your response to comment 15 in our letter dated December 10, 2009. Please revise the cost of sales line item here and anywhere it is discussed throughout the filing to specifically state that it is exclusive of depreciation and amortization. Refer to SAB Topic 11:B.

We revised all references to the cost of sales line item in our Amendment No. 3 to Form 10 to specifically state that the cost of sales is exclusive of depreciation and amortization (see pages F-4, F-15 and F-16).

Very truly yours,

GREEN EARTH TECHNOLOGIES, INC.

By:	/s/ Greg Adams
Greg Adams, Chief Financial Officer